SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission file number 1-9300

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COCA-COLA ENTERPRISES INC.

MATCHED EMPLOYEE SAVINGS AND INVESTMENT PLAN

2500 Windy Ridge Parkway, Atlanta, Georgia 30339

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COCA-COLA ENTERPRISES INC.

2500 Windy Ridge Parkway, Atlanta, Georgia 30339

Page 1 of 24 pages

Exhibit Index: Page 4

The Coca-Cola Enterprises Inc. Matched Employee Savings and Investment Plan (the “Plan”) is a plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Accordingly, the following items are filed herewith as part of this annual report:

Audited financial statements:

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

Report of Banks, Finley, White and Co., Independent Auditors

Statements of Net Assets Available for Benefits at December 31, 2003 and 2002

Statement of Change in Net Assets Available for Benefits for the Year Ended December 31, 2003

Notes to Financial Statements

Schedule of Assets at December 31, 2003

Signature

Exhibit 23.1—Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

Exhibit 23.2—Consent of Banks, Finley, White and Co., Independent Auditors

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Global Retirement Programs Committee, which Committee administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MATCHED EMPLOYEE SAVINGS AND INVESTMENT PLAN
(Name of Plan)

By	/s/ JOYCE KING-LAVINDER
Joyce King-Lavinder
Member, Global Retirement Programs Committee

Date: June 25, 2004

Exhibit Index

Exhibit Number	Description

Exhibit 23.1—	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

Exhibit 23.2—	Consent of Banks, Finley, White and Co., Independent Auditors

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Coca-Cola Enterprises Inc.

Matched Employee Savings and Investment Plan

Year ended December 31, 2003 and as of December 31, 2002

with Report of Independent Registered Public Accounting Firm and Report of Independent Auditor

Coca-Cola Enterprises Inc. Matched Employee

Savings and Investment Plan

Audited Financial Statements

and Supplemental Schedule

Year ended December 31, 2003 and as of December 31, 2002

Report of Independent Registered Public Accounting Firm

Global Retirement Programs Committee

Coca-Cola Enterprises Inc.

We have audited the accompanying statement of net assets available for benefits of the Coca-Cola Enterprises Inc. Matched Employee Savings and Investment Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying statement of net assets available for benefits of the Coca-Cola Enterprises Inc. Matched Employee Savings and Investment Plan as of December 31, 2002, was audited by other auditors whose report dated June 2, 2003, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/    Ernst & Young LLP

Atlanta, Georgia

June 18, 2004

Report of Independent Auditor

To the Global Retirement Programs Committee

Coca-Cola Enterprises Inc.

Atlanta, Georgia

Independent Auditors’ Report

We have audited the accompanying statement of net assets available for benefits of Coca-Cola Enterprises Inc. Matched Employees Savings and Investment Plan (the “Plan”) as of December 31, 2002. The financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement refereed to above presents fairly, in all material respects, the net assets available for benefits of Coca-Cola Enterprises Inc. Matched Employee Savings and Investment Plan as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ Banks, Finley, White & Co.

June 2, 2003

3504 EAST MAIN STREET • COLLEGE PARK, GEORGIA 30337 • (404) 763-1002

Coca-Cola Enterprises Inc. Matched Employee

Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value	$1,240,360,040	$1,095,764,766
Employer contribution receivable	16,796,420	—

Net assets available for benefits	$1,257,156,460	$1,095,764,766

See accompanying notes.

Coca-Cola Enterprises Inc. Matched Employee

Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions to net assets attributed to:
Investment income:
Interest and dividends	$19,644,140
Net realized and unrealized appreciation in fair value of investments	90,889,546

110,533,686
Contributions:
Participant	82,916,373
Employer	49,123,079

132,039,452
Transfers:
From other company-sponsored plans	396,638
From plan sponsored by The Coca-Cola Company	1,030,617

1,427,255

Total additions	244,000,393
Deductions from net assets attributed to:
Distributions to participants	81,958,636
Administrative expenses	650,063

Total deductions	82,608,699

Net increase	161,391,694
Net assets available for benefits:
Beginning of year	1,095,764,766

End of year	$1,257,156,460

See accompanying notes.

Coca-Cola Enterprises Inc. Matched Employee

Savings and Investment Plan

Notes to Audited Financial Statements

December 31, 2003

1. Description of the Plan

The following description of the Coca-Cola Enterprises Inc. Matched Employee Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was originally adopted effective January 1, 1988 and restated most recently effective January 1, 1997. The Plan is a defined contribution plan covering all non-bargaining employees of Coca-Cola Enterprises Inc. (the “Company”).

Eligibility

All non-bargaining employees are eligible to participate in the Plan on the later of (1) the first of the month following the completion of two months of service or (2) the month in which such employee becomes a “covered employee” as defined by the Plan. At that time, the participant may elect to begin compensation deferrals. Participants become eligible to receive employer matching contributions as of the first payroll date following the later of (1) completion of two months of service or (2) the date such employee becomes a covered employee.

Coca-Cola Enterprises Inc. Matched Employee

Savings and Investment Plan

Notes to Audited Financial Statements—(continued)

1. Description of the Plan (continued)

Contributions and Employer contribution receivable

The Plan allows a participant to contribute up to 30% of compensation, as defined by the Plan. The Company matched participant contributions in an amount equal to 50% of the first 7% of the participant’s compensation contributed throughout 2003. In December 2003, the Plan was amended to allow the Company to establish a discretionary matching contribution percentage each year. Contributions are subject to certain Internal Revenue Code (the “IRC”) limitations. A participant may elect to change his or her rate of contributions or suspend contributions at any time. This amendment also increased the matching percentage to 75% of the first 7% of a participant’s compensation contributed. The employer contribution receivable at December 31, 2003 represents the additional employer match to bring 2003 employer contributions to 75% of a participant’s contributions up to 7% of the participant’s compensation contributed. The additional employer contribution was received by the Plan in January 2004.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon is based on continuous service. A participant is 100% vested on the twelve month anniversary of their hire date. All participants become fully vested upon death, total disability or retirement.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally range from one to five years and extend up to 15 years for principal residence loans. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest are repaid ratably through payroll deductions and the interest paid is applied directly to the participant’s account balance.

Coca-Cola Enterprises Inc. Matched Employee

Savings and Investment Plan

Notes to Audited Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollover contributions, if any, and allocations of the Plan’s earnings and losses. The allocation of earnings and losses is based on participant account balances as defined in the Plan document. The balance of forfeited nonvested accounts was approximately $97,000 at December 31, 2003. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

In the event a participant’s union membership status changes, the participant may elect to transfer his or her account out of this Plan. During the year ended December 31, 2003, other Company-sponsored plans transferred participant accounts totaling $396,638 to the Coca-Cola Enterprises Inc. Matched Employee Savings and Investment Plan.

Withdrawals and Payments of Benefits

Distributions of a participant’s fully vested account balance shall be made during the period following his or her retirement, death, disability or termination of employment.

Distributions to participants shall be made in a single lump sum payment if their vested account balance is $5,000 or less. If the participant’s vested account balance exceeds $5,000, the Plan permits distribution in a single lump sum, installment payments or a combination of lump sum and installment payments at the discretion of the participant. If the participant has any loan balance at the time of distribution, the amount of cash available to the participant or beneficiary shall be reduced by the outstanding principal balance of the loan.

Voluntary withdrawals from the balance of the participant’s pre-tax contribution account become available after the participant attains age 59 1/2. Prior to the attainment of age 59½, a withdrawal from these accounts would be available only for a financial hardship.

Coca-Cola Enterprises Inc. Matched Employee

Savings and Investment Plan

Notes to Audited Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination

The Company expects to continue the Plan indefinitely but has the right under the Plan agreement to terminate the Plan. In the event of Plan termination, all participants become fully vested and shall receive a full distribution of their account balances.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

Valuation of Investments

Short-term investment funds are stated at cost, which approximates fair value. Mutual funds and the common stock of The Coca-Cola Company and Coca-Cola Enterprises Inc. are valued based on quoted market prices on national exchanges on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Guaranteed investment contracts, both traditional and synthetic, within the PRIMCO Stable Value Fund are reported at contract value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. The investment contracts are primarily benefit-responsive, which means participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The weighted-average yield was approximately 5.0% for 2003 and the crediting interest rate was approximately 4.6% at December 31, 2003. The synthetic guaranteed investment contracts (SICs) represent a diversified portfolio of primarily corporate and government bonds held in the name of the Plan in conjunction with a corresponding contract with the issuer of the SIC to provide a contracted rate of return (based on investment experience and reset periodically) on the cost of the investments.

A summary of the SICs at December 31, 2003 is as follows:

Total SICs
Fair value of investment	$154,221,682
Fair value of corresponding contracts	(4,904,317)

Contract value	$149,317,365

Coca-Cola Enterprises Inc. Matched Employee

Savings and Investment Plan

Notes to Audited Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Administrative Expenses

Certain administrative expenses are paid by the Plan, as permitted by the Plan document. All other expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Investments

During 2003, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Year ended December 31, 2003
Common stock	$19,083,698
Collective trust funds	20,480,415
Mutual funds	51,325,433

Total	$90,889,546

Coca-Cola Enterprises Inc. Matched Employee

Savings and Investment Plan

Notes to Audited Financial Statements (continued)

3. Investments (continued)

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2003	2002
Common Stock of Coca-Cola Enterprises Inc.	$376,289,741	$366,722,822
Common Stock of The Coca-Cola Company	117,222,613	112,909,264
Putnam 50/50 Fund	203,282,400	191,533,613
Putnam Fund for Growth and Income	65,933,850	*
Participant loans	75,153,681	70,871,673
PRIMCO Stable Value Fund	157,782,437	149,105,057

*	Amount was less than 5% of net assets.

4. Transactions with Parties-in-Interest

During 2003, the Plan purchased 111,210 common shares of The Coca-Cola Company, a significant shareowner of Coca-Cola Enterprises Inc., with a fair value of $5,032,515 and sold 376,890 common shares for proceeds of $24,149,677, resulting in a gain of $7,354,883. During 2003, the Plan received cash dividends from investments in The Coca-Cola Company common stock of approximately $2,146,000. As of December 31, 2003 and 2002, the Plan held 2,309,805 and 2,575,485 common shares of The Coca-Cola Company stock with a fair value of $117,222,613 and $112,909,265 respectively.

Coca-Cola Enterprises Inc. Matched Employee

Savings and Investment Plan

Notes to Audited Financial Statements (continued)

4. Transactions with Parties-in-Interest (continued)

Also during 2003, the Plan purchased 3,510,349 common shares of Coca–Cola Enterprises Inc. with a fair value of $69,241,332 and sold 3,188,708 common shares for proceeds of $67,395,746, resulting in a gain of $4,713,262. During 2003, the Plan received cash dividends from investments in Coca-Cola Enterprises Inc. common stock of approximately $2,756,000. As of December 31, 2003 and 2002, the Plan held 17,205,749 and 16,884,108 common shares of Coca–Cola Enterprises Inc. stock with a fair value of $376,289,741 and $366,722,822 respectively.

5. Transfers from plan sponsored by The Coca–Cola Company

During 2003, certain individuals formerly employed by The Coca-Cola Company became employees of Coca-Cola Enterprises Inc. Participant accounts related to these individuals were transferred from a plan sponsored by The Coca-Cola Company to the Plan during 2003.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 3, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Supplemental Schedule

Coca-Cola Enterprises Inc. Matched Employee

Savings and Investment Plan

EIN: 58-0503352 Plan Number: 006

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Short Term Investments, Collective Common Trusts and Common Stock Mutual Funds:
	AIM Investments	Invesco Energy Fund	$1,485,011
	American Century Investments	International Growth Fund	1,009,046
	Barclays Global Investors	Lifepath 2010 Fund	2,655,828
	Barclays Global Investors	Lifepath 2020 Fund	3,192,223
	Barclays Global Investors	Lifepath 2030 Fund	2,395,561
	Barclays Global Investors	Lifepath 2040 Fund	1,662,196
	Barclays Global Investors	Lifepath Retirement Portfolio	1,281,784
	Franklin Templeton Investments	Growth Fund	5,988,872
	Janus Capital Corporation	Worldwide Fund	1,187,249
	Morgan Stanley Institutional Funds	Institutional Equity Growth Fund	1,860,972
	Morgan Stanley Institutional Funds	Small Company Growth Portfolio	6,478,001
	Morgan Stanley Institutional Funds	Technology Portfolio	2,879,161
	Morgan Stanley Institutional Funds	U.S. Real Estate Portfolio	7,173,328
	Oppenheimer Funds	Quest Global Value Fund	1,871,841
	Pimco Funds	High Yield Fund	5,323,604
*	Putnam Fiduciary Trust Company	Asset Allocation: Balanced Portfolio	46,318,222
*	Putnam Fiduciary Trust Company	Bond Index Fund	5,722,420
*	Putnam Fiduciary Trust Company	Capital Opportunities Fund	1,755,271
*	Putnam Fiduciary Trust Company	Fund for Growth and Income	65,933,850
*	Putnam Fiduciary Trust Company	Health Sciences Fund	1,324,660
*	Putnam Fiduciary Trust Company	International Capital Opportunities Fund	5,658,147
*	Putnam Fiduciary Trust Company	International Equity Fund	23,546,511
*	Putnam Fiduciary Trust Company	International Growth and Income Fund	856,478

Coca-Cola Enterprises Inc. Matched Employee

Savings and Investment Plan

EIN: 58-0503352 Plan Number: 006

Schedule H, Line 4i

Schedule of Assets (Held at End of Year) (continued)

December 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Putnam Fiduciary Trust Company	Investors Fund	30,578,234
*	Putnam Fiduciary Trust Company	Mid-Cap Value Fund	3,082,396
*	Putnam Fiduciary Trust Company	OTC & Emerging Growth Fund	28,077,129
*	Putnam Fiduciary Trust Company	Research Fund	626,253
*	Putnam Fiduciary Trust Company	S&P 500 Index Fund	31,387,028
*	Putnam Fiduciary Trust Company	Vista Fund	1,460,570
*	Putnam Fiduciary Trust Company	50/50 Fund	203,282,400
	Putnam Institutional Management	Cash Equivalent	3,316,304
	SunTrust Institutional	Classic Small Cap Value Equity Fund	17,569,285
	Van Kampen	Utility Fund	472,176
	Common Stock:
*	Coca-Cola Enterprises Inc.	Common Stock	376,289,741
*	The Coca-Cola Company	Common Stock	117,222,613
	Guaranteed Investment Contracts:
	Monumental	Contract # MDA00208FR Maturity Date: October 5, 2004 Interest Rate: 7.21%	2,503,867
	Prudential Insurance Company	Contract # 10097-211 Maturity Date: November 30, 2005 Interest Rate: 6.99%	2,460,761

Coca-Cola Enterprises Inc. Matched Employee

Savings and Investment Plan

EIN: 58-0503352 Plan Number: 006

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Synthetic Guaranteed Investment Contracts:
	CDC Financial	Contract # 1873-01 Maturity Date: October 28, 2008 Interest Rate: 3.95%	21,305,536
	ING Life & Annuity	Contract # 60070 Maturity Date: a synthetic guaranteed investment contract with no definite maturity date Interest Rate: 5.10%	24,583,082
	John Hancock Life	Contract # 8865 Maturity Date: a synthetic guaranteed investment contract with no definite maturity date Interest Rate: 5.79%	6,648,427
	JP Morgan Chase	Contract # 432175-MGC Maturity Date: August 12, 2008 Interest Rate: 4.66%	28,078,172
	Monumental	Contract # MDA 00185TR Maturity Date: a synthetic guaranteed investment contract with no definite maturity date Interest Rate: 10.5%	10,034,882
	Rabobank Nederland	Contract # CCE080301 Maturity Date: a synthetic guaranteed investment contract with no definite maturity date Interest Rate: 4.79%	26,559,436

Coca-Cola Enterprises Inc. Matched Employee

Savings and Investment Plan

EIN: 58-0503352 Plan Number: 006

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	State Street Bank	Contract # 103028 Maturity Date: a synthetic guaranteed investment contract with no definite maturity date Interest Rate: 3.33%	16,186,454
	UBS AG	Contract # 5156 Maturity Date: a synthetic guaranteed investment contract with no definite maturity date Interest Rate: 5.24%	15,921,377
*	Participants	Loans with interest rates ranging from 4% to 12%, with maturities through 2018	75,153,681

			$1,240,360,040

*	Indicates a party-in-interest to the Plan.

Note:	Cost information has not been included in column (d) because all investments are participant directed.